OUTSIDE COVER

CUCOS INC. 1997 ANNUAL REPORT


PHOTO




                    Restaurant Locations


     Company Restaurants          Franchised Restaurants

           Alabama                       Arkansas
        Birmingham (2)                  Fort Smith
          Montgomery
                                          Florida
           Florida                     Boynton Beach
          Pensacola                     Tallahassee

          Louisiana                      Louisiana
          Alexandria                     Metairie
            Gretna
           Hammond                      Mississippi
            Houma                       Hattiesburg
           Metairie                       Jackson
            Monroe
         New Orleans                       Iowa
            Ruston                         Clive
           Slidell

         Mississippi
            Biloxi
          Pascagoula
          Meridian *


                     * Opened on  October 15, 1997


(LOGO)


                                  Cucos  Inc.  is a full-service,
                                  casual dining restaurant  chain
                                  offering   moderately    priced
                                  Mexican   appetizers,   entrees
                                  and   complementing  beverages.
                                  Cucos  was founded in 1981  and
                                  currently   operates    fifteen
                                  company-owned     and     seven
                                  franchised restaurants  located
                                  in   the   Southeastern  United
                                  States.






                           Table of Contents

       Restaurants Locations        Inside Front Cover
       Letter to Shareholders                        2
       Management's Discussion and Analysis          4
       Balance Sheet                                 6
       Statements of Operations                      7
       Statements of Cash Flows                      8
       Statements of Shareholders' Equity            9
       Notes to Financial Statements                 9
       Report of Independent Auditors               15
       Stock Data (unaudited)                       15
       Directors & Officers                         16
       Corporate Information         Inside Back Cover







                        Letter to Shareholders

     Dear Fellow Shareholder:

           This year the Company continued its implementation of strategies we introduced two years ago. This included completing our remodel program, as well as implementing more competitive pricing. Also, we continued our program to reduce operations and administrative costs. These programs continue to work, as our operating income before charges related to closed units and asset impairment was $467,000 in 1997 compared to $430,000 in 1996.

           Our sales per comparable restaurant increased 1% with guest counts remaining flat. These results are particularly notable since last year's guest counts were up 10%. The Fiscal 1997 results compare to an industry background of a decline of 3% in guest counts for the casual restaurant industry and a 6% drop in the Mexican segment. This is the third consecutive year that our guest count change has exceeded industry averages.

           Unit economics remained solid. Average restaurant sales increased to an all-time high of $1,394,000 with restaurant-level profit margins remaining stable at 13.7%. This was achieved without a price increase! The sales-related programs which contributed to this result included the roll-out of an aggressive in-restaurant suggestive selling program and the addition of selected seasonal menu entrees which were healthy, provided more variety, thus giving the guests more value for their money.

          The restaurant-level cost containment programs included improved employee and unit management retention. Employee turnover was reduced by 15% and management turnover dropped 14%. At the end of Fiscal 1997 and in the First Quarter of Fiscal 1998, we rolled out an interactive state-of-the-art training program. This program uses CD type technology enabling us to improve both employee knowledge and training consistency thus lowering future costs.

           On the corporate level, operations and corporate expenses decreased by $200,000, which represents a decrease of $500,000 in the last two years, a 16% reduction. We continue to closely monitor these expenses to insure that the economics achieved in the past two years are not lost.

          During the Fourth Quarter of 1997, the Company incurred a loss of $460,000 related to closed units and asset impairment. This loss reflects our decision to dispose of equipment on hand that had been used in closed restaurants and to reflect a reduction in amounts expected to be recovered from subleases.

           With our strong unit economics and effective corporate cost controls, we believe that the Company is strategically positioned to resume modest growth. In October we opened a new restaurant in Meridian, Mississippi -- our first new
     company-owned  restaurant  in  nearly  two  years.   We  are
     pleased with the initial sales results. Additionally, one franchised restaurant opened in January 1997. In addition to Meridian, we anticipate opening at least one more company-owned restaurant in Fiscal 1998. We have secured financing for the costs of these new restaurants.

           Our Annual Meeting will again be held at Cucos Border Cafe at 3000 Veterans Boulevard in Metairie, Louisiana, on December 11, 1997, at 3:00 p.m. Thank you for your continued support and we look forward to seeing you. Affixed below is a complimentary card good for two entrees at any of our restaurants.

     Sincerely,



     Vincent J. Liuzza, Jr.               Elie V. Khoury
     Chairman, Chief Executive Officer    President, Chief Operating Officer





                 Management's Discussion and Analysis
           of Results of Operations and Financial Condition

1997 Compared to 1996

       Sales of Food and Beverages declined $179,000 (0.8%) to $21,464,000 from $21,643,000. This decrease was primarily the result of the loss of sales from closing one restaurant offset by an increase in sales from opening a restaurant (a net decrease of $260,000). This decrease was, also, partially offset by an overall increase of $80,000 in sales in the other restaurants caused by a small decrease in average guest counts offset by a small increase in average check.
      Cost of sales increased $79,000 (1.4%) to $5,737,000 from $5,658,000. This increase is primarily the result of the general impact of inflation.
      Restaurant Labor and Benefits decreased $87,000 (1.2%) to $6,905,000 from $6,991,000. This decrease is primarily the result of closing one restaurant, offset by having a full year of operations of a new restaurant (a net decrease of $113,000), and better management of restaurant staffing requirements which was partly offset by the minimum wage increase ($70,000).
      Other Operating Expenses declined from $3,960,000 to $3,751,000 or a decrease of $209,000 (5.3%). The decrease in these costs resulted from closing one restaurant during the year and having a full year of operations of a new restaurant (a decrease of $126,000) and a decline in advertising and promotions of $80,000.
      Occupancy Expense increased $51,000 (2.4%) from $2,149,000 to $2,200,000. This increase resulted from an increase in depreciation and amortization ($76,000) arising from the opening of a new restaurant and equipment upgrades in several other restaurants, and a decrease in rent expense ($21,000).
      Preopening Costs increased to $97,000 from $29,000, an increase of $68,000 resulting from a new restaurant being open for four quarters in 1997 compared to one quarter in 1996.
      Royalties and Franchise Revenues increased $3,000 to $165,000 in 1997 from $162,000 in 1996. This was the result of an increase in licensing fees in 1997 of $25,000 offset by a decline in royalties of $22,000. Franchise expenses increased $43,000 to $95,000 in 1997 from $52,000 in 1996. This was primarily due to $49,000 of expenses incurred related to the opening of one franchise restaurant in 1997.
      Commissary and Other Income decreased $46,000 to $190,000 from $236,000 which was the result of an overall general decline in various small income items.
      Operations Expense decreased $161,000 (12.5%) from $1,288,000 to $1,127,000. This decrease was a result of a decrease in bad debt expense ($66,000), a reduction in the loss related to restaurant subleases ($114,000) offset by an increase in training expenses ($28,000) resulting from one additional employee in that area.
      Corporate Expenses decreased $23,000 (1.5%) to $1,461,000 from $1,484,000. This was primarily the result of a reduction in insurance costs ($22,000).
      Operating income before losses related to closed units and asset impairment was $467,000 in 1997 compared to $430,000 in 1996. This increase was the result of the reductions in operations and corporate expenses explained above which more than offset the decline in revenue discussed previously.
      Losses related to closed units and asset impairment reflect management's decision to dispose of equipment used in restaurants that were closed and is currently not in use and a reduction in amounts to be recovered from subleases. (See Notes D and L to the audited financial statements.)
     Interest Expense increased slightly as a result of an increase in overall interest rates offset by a reduction in long-term debt.
     Net income for 1996 was restated to increase interest expense and to decrease net income by $32,000 related to imputed interest on the convertible debenture.

Liquidity and Capital Resources

      Working capital needs have been and will continue to be financed from operations and short term bank borrowings. Restaurant expansion and remodeling has been and will continue to be funded from long term debt, lessor allowances and leases. Because of the timing of securing long term debt and leases, restaurant expansion and remodeling may be temporarily funded from operations.
      Net cash provided by operations was $881,000 in 1997, a decrease of $15,000 from 1996. Net cash used in investing activities was $525,000 in 1997 compared to $595,000 in 1996, or a decline of $70,000 and primarily included the purchase of property and equipment. Net cash used in financing activities was $661,000 in 1997 and included principal payments on borrowings which were partially offset by additional long term and short term borrowings.
      The Company's line of credit provides $150,000 which may be used for working capital needs as well as restaurant expansion and remodeling. The line of credit bears interest at 2.0% per annum above the New York Prime Rate and had $150,000 outstanding at June 29, 1997.
       The Company has just opened a restaurant in Meridian, Mississippi, and expect the final cost to be approximately $725,000. It is anticipated that this restaurant will be financed with a combination of lessor allowances, leases, long-term debt and cash. The Company anticipates opening an additional restaurant in early 1998 and remodeling at least one existing restaurant and expects to finance these costs in a similar manner.
      The Company has provided a valuation allowance for deferred tax assets of $1,372,000 related primarily to net operating loss carry-forwards which may not be realized through future taxable income and the future reversals of existing taxable temporary differences. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of incurring additional operating losses in the future. The risk has been considered in determining the need for a valuation allowance. Management will continue to assess the adequacy of the valuation allowance on a quarterly basis in fiscal 1998.

Impact of Inflation and Changing Prices

      Inflation in food, labor, construction costs and interest rates can affect the CompanyOs operations. Many of the CompanyOs employees are paid hourly rates related to the minimum wage. Legislation was signed increasing the minimum wage $.50 on October 1, 1996, and an additional $.40 on September 1, 1997 for non-tipped employees. Management expects to institute sales building and cost savings actions to partially offset the effect of this increase. Management estimates that the first increase resulted in $70,000 of additional expense in 1997.
      Management reviews its pricing regularly to ensure it is priced competitively, that it offers outstanding value to its customers, and that margins are maintained. Inflation can also affect food costs, rent, taxes, maintenance, and insurance costs. The Company has offset many of these increases through increased purchasing efficiencies.

Seasonality

      The Company's results are affected by seasonality. Usually the highest sales periods occur in late Spring and Summer, with sales declining in the Fall and Winter. This is especially true for the Gulf Coast restaurants where sales are more dependent on tourism.

Forward-Looking Statements

      Forward-looking statements regarding management's present plans or expectations for new unit openings, remodels, other capital expenditures, the financing thereof, and disposition of impaired units involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results involve risk and uncertainties relative to these and other factors, such as advertising effectiveness and the ability to achieve cost reductions, which also would cause actual results to differ from present plans. Such differences could be material. Management does not expect to update such forward-looking statements continually as conditions change, and readers should consider that such statements speak only as to the date hereof.


                      Balance Sheet - Cucos Inc.

                             June 29, 1997

Assets
Current Assets
  Cash and Cash Equivalents                                       $476,000
  Receivables:
     Trade                                                         378,000
     Due from Affiliates                                           323,000
     Less Allowance for Doubtful Accounts                           97,000
                                                                   604,000
  Inventories                                                      254,000
  Prepaid Expenses, Deferred Taxes and Other Current Assets        468,000
     TOTAL CURRENT ASSETS                                        1,802,000

Deferred Taxes and Noncurrent Assets                               309,000

Property, Equipment and Other
  Land                                                             327,000
  Property and Equipment                                         3,483,000
  Building and Leasehold Improvements                            5,256,000
  Reacquired Franchise Rights                                      529,000
                                                                 9,595,000
  Less Accumulated Depreciation and Amortization                 3,922,000
                                                                 5,673,000

Investment in LaMexiCo, L.L.C.                                     253,000
Assets Held for Sale                                               102,000
Deferred Costs, Less Accumulated Amortization of $23,000           110,000
                                                                $8,249,000
Liabilities and Shareholders' Equity

Current Liabilities
  Short-Term Debt Payable to Banks                                $150,000
  Trade Accounts Payable                                         1,555,000
  Accrued Expenses and Other                                       484,000
  Accrued Payroll                                                  203,000
  Current Portion of Long-Term Debt                                983,000
     TOTAL CURRENT LIABILITIES                                   3,375,000

Long-Term Debt, Less Current Portion                             2,230,000
Convertible Debenture - Non-Interest Bearing                       404,000
Deferred Revenue and Other                                         293,000

Shareholders' Equity
  Preferred Stock, No Par Value-1,000,000
     Shares Authorized, None Issued or Outstanding                       -
  Common Stock, No Par Value - 20,000,000 Shares
     Authorized, 2,113,747 Shares Issued and Outstanding         4,746,000
  Additional Paid-in Capital                                       228,000
  Retained Earnings (Deficit)                                   (3,027,000)
     TOTAL SHAREHOLDERS' EQUITY                                  1,947,000
                                                                $8,249,000

See notes to financial statements.

                 Statements of Operations - Cucos Inc.

                                                                  Fiscal Year Ended
                                                            June 29, 1997   June 30, 1996

Restaurant Operations
  Sales of Food and Beverages                               $21,464,000     $21,643,000
  Restaurant Expenses:
     Cost of Sales                                            5,737,000       5,658,000
     Restaurant Labor and Benefits                            6,905,000       6,991,000
     Other Operating Expenses                                 3,751,000       3,960,000
     Occupancy Costs                                          2,200,000       2,149,000
     Preopening Costs                                            97,000          29,000
       Total Restaurant Expenses                             18,690,000      18,787,000
Income From Restaurant Operations                             2,774,000       2,856,000

Royalties and Franchise Revenues, net of
     expenses of $95,000 and $52,000                             70,000         110,000
Commissary and Other Income                                     190,000         236,000
                                                              3,034,000       3,202,000

Operations Expenses                                           1,106,000       1,288,000
Corporate Expenses                                            1,461,000       1,484,000
Losses Related to Closed Units and Asset Impairment             460,000               -
Operating Income                                                  7,000         430,000
Interest Expense                                                453,000         447,000
Loss Before Income Taxes                                       (446,000)        (17,000)
Income Taxes                                                          -               -
Net Loss                                                      $(446,000)       $(17,000)

Weighted Average Number of Common Shares and Common
  Share Equivalents Outstanding                               2,114,000       2,114,000

Net Loss Per Share                                               ($.21)          ($.01)


See notes to financial statements.

                 Statements of Cash Flows - Cucos Inc.

                                                                 Fiscal Year Ended
                                                            June 29, 1997  June 30, 1996
Operating Activities

Net Loss                                                    ($446,000)       ($17,000)
  Adjustments to Reconcile Net Loss to Net
     Cash Provided by Operating Activities:
       Depreciation and Amortization                        1,053,000         885,000
       Increase (Decrease) in Deferred Revenue                (30,000)         51,000
       Loss on Sale of Assets and Other                             -          24,000
       Asset Impairment and Rent Reserve                      460,000          89,000
       Losses Related to Closed Units                               -        (218,000)
       Accretion of Discount on Convertible Debenture          32,000          32,000
       Equity in Earnings of Equity Investee,
          Net of Distributions of $17,000 and $20,000          (8,000)          4,000
       Change in Operating Assets and Liabilities:
          Receivables                                         (54,000)        102,000
          Inventories                                         (10,000)        (25,000)
          Prepaids and Other                                 (119,000)        (37,000)
          Deferred Costs                                      (16,000)       (125,000)
          Accounts Payable                                     78,000           8,000
          Accrued Expenses                                    (61,000)        108,000
          Accrued Payroll                                       2,000          15,000
  NET CASH PROVIDED BY OPERATING ACTIVITIES                   881,000         896,000

Investing Activities

  Purchases of Property and Equipment                        (525,000)       (595,000)
  Proceeds From Sale of Assets                                      -           4,000
  NET CASH USED IN INVESTING ACTIVITIES                      (525,000)       (591,000)

Financing Activities

  Change in Short-Term Debt Payable to Banks                  57,000         (221,000)
  Proceeds From Long-Term Borrowings                         452,000          553,000
  Proceeds From Convertible Debt                                   -          500,000
  Principal Payments on Borrowings                        (1,170,000)        (874,000)
  Debt Issuance Costs                                              -          (49,000)
  NET CASH USED IN FINANCING ACTIVITIES                     (661,000)         (91,000)
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (305,000)         214,000
Cash and Cash Equivalents at Beginning of Year               781,000          567,000
  CASH AND CASH EQUIVALENTS AT END OF YEAR                  $476,000         $781,000

Non Cash Financing and Investing Activities
  Equipment Financed by Capital Leases                       $29,000         $598,000

 See notes to financial statements.


            Statements of Shareholders' Equity - Cucos Inc.

                                                                Additional        Retained
                                                                  Paid-In         Earnings
                                              Common Stock        Capital         (Deficit)          Total

Balance as of July 2, 1995                   $4,746,000          $68,000          $(2,564,000)     $2,250,000
     Net Loss for the year                        -                  -                (17,000)        (17,000)
     Issuance of convertible debenture -
     non-interest bearing                         -              160,000                   -          160,000
Balance as of June 30, 1996                   4,746,000          228,000           (2,581,000)      2,393,000
     Net Loss for the year                        -                  -               (446,000)       (446,000)
Balance as of June 29, 1997                  $4,746,000         $228,000          ($3,027,000)     $1,947,000




                              Cucos Inc.
                             June 29, 1997

                     Notes to Financial Statements

Note A - Significant Accounting Policies

      Fiscal Year: The Company uses a 52/53 week year for financial reporting purposes with the CompanyOs fiscal year ending on the Sunday closest to June 30 of each year. 1997 and 1996 were fifty-two week years.
      Industry: The Company is a full-service casual dining restaurant chain offering Mexican appetizers, entrees and complementing beverages. At June 29, 1997, the Company operated fifteen restaurants and franchised seven restaurants.
      Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
      Inventories: Inventories, consisting primarily of food and beverages, are stated at the lower of cost (first-in, first-out method) or market.
      Property, Equipment, and Other: Property, Equipment and Other is stated on the basis of cost. Depreciation and amortization are computed by the straight-line method over the assetsO useful lives or their lease terms, whichever is shorter. Amortization of assets recorded under capital leases is included in depreciation expense. The useful lives of equipment range from 3-10 years; the useful lives of leasehold improvements are generally 15 years, and the useful lives of reacquired franchise rights, which represents the costs to reacquire franchised restaurants in excess of the tangible assets acquired, are 15 years.
      Deferred Costs: Deferred site costs incurred in the selection of sites for new company-owned restaurants are capitalized and amortized on a straight-line basis over a 10-year period; costs incurred in the selection of sites for franchised restaurants are accumulated and expensed when the related franchise revenue is recognized. If a potential site is abandoned, the deferred costs related to that site are charged to current operations. Other deferred costs, primarily trademarks, are amortized on a straight-line basis over 20 years. Deferred issuance costs are amortized over the life of the convertible debenture (20 years).
      Advertising Costs: Advertising costs are expensed as incurred. Advertising expense was $954,000 and $1,018,000 in 1997 and 1996, respectively.
      Franchise Fees and Royalties: The Company sells exclusive rights to develop Cucos restaurants for designated territories, as well as individual franchises for each restaurant. The area development agreements call for a nonrefundable fee for territorial exclusivity and for other development opportunities lost or deferred as a result of the rights granted under the agreement. Franchise development fee revenue from these agreements is deferred and recognized as income on a pro rata basis as restaurants are developed in the designated territory or when the developer forfeits the development rights under the agreement. Franchise fee revenue from the individual restaurants is recognized as income when all obligations of the Company are substantially fulfilled, which occurs when the franchise restaurant begins operations. Royalty income is based upon a percentage of franchise sales and recognized as income when earned. Royalties and other receivables are often collaterized by personal guarantees and sometimes equipment owned by the franchisee.
      Investment in LaMexiCo, L.L.C.: The Company accounts for its investment using the equity method of accounting. The difference between the carrying amount of the investment and the amount of the underlying equity in the net assets of the investee is being amortized over the term of the franchise agreement.
      Income Taxes: The Company accounts for income taxes using the liability method. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
      Impairment of Long-Lived Assets: The Company reviews long-lived assets to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses to be its primary indicator of potential impairment. Assets are evaluated for impairment at the operating unit level. An asset is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value if any, is less than its carrying
amount.   If  an  asset  is determined to be  impaired,  the  loss  is measured as the amount by which the carrying amount of the asset exceeds its fair value. The Company generally estimates fair value by discounting estimated future cash flows. Considerable judgment is necessary to estimate cash flows. Accordingly, it is reasonably possible that actual results could vary significantly from such estimates.
      Stock-Based Compensation: The Company accounts for its stock compensation arrangements under the provision of Accounting Principles Board (OAPBO) No. 25, OAccounting for Stock Issued to EmployeesO.
     Reclassifications: Certain balances in the prior fiscal year have been reclassified to conform with the presentation in the current fiscal year.

Note B - Debt

                                                             June 29, 1997
Notes payable to banks and finance companies:
     Fixed interest rates from 6.5% to 17.6%                     $1,349,000
     Variable interest rates from prime to prime
          plus 1.5%                                                 724,000
Capital lease obligations with fixed interest rates of
     10.0% to 16.5%                                                 445,000
Other:
     Fixed interest rates of 4.3% to 17.6%                          570,000
     Variable interest rates at prime plus 1.5%                     125,000
                                                                  3,213,000
Less current portion                                                983,000
                                                                 $2,230,000

      The Company's debt is collateralized by restaurant equipment, land, building and leasehold improvements and other assets with a carrying value of approximately $4,424,000. Included in other notes payable is an unsecured demand advance by two officers of $31,000 of which $10,000 bears interest at 10%.
      Maturities of long-term debt for each of the next five fiscal years are $983,000 in 1998; $1,209,000 in 1999; $589,000 in 2000;
$274,000 in 2001; and $66,000 in 2002. Interest expense approximates interest paid for each of the last two fiscal years. At June 29, 1997, the prime rate was approximately 8.5%.
      The Company has a line-of-credit agreement under which $150,000 can be borrowed at June 29, 1997. There were no amounts available under that agreement as of that date. Borrowings under this agreement are unsecured and mature in October 1997.
      The weighted average interest cost on the short-term borrowings at June 29, 1997, was 10.25% and the overall average interest rate on long term debt was 12.1%.
      Certain credit and long-term debt agreements contain covenants which include provisions for the maintenance of net worth and various ratios. At June 29, 1997, the Company was in compliance with all such covenants.
      The Company has issued $500,000 of zero-coupon convertible unregistered debentures. At the time of issue the majority of these debentures were issued to non-related parties. All of these debentures are now held by related parties. The debentures which are due July 28, 2015, do not bear interest and are convertible into 527,983 shares of the CompanyOs common stock. The debentures are convertible beginning in July 2000, except under certain conditions, primarily relating to the sale or change of control of the Company. The conversion price of the debentures, $0.947 per share, was below the market price of the Company's common stock at the date of issue. In the fourth quarter of 1997 the Company allocated $160,000 of the debenture proceeds to the intrinsic value of the conversion feature, and this amount was credited to paid-in capital. The 1996 financial statements have been restated to increase interest expense and to decrease net income by $32,000 related to imputed interest on the debentures and to increase paid-in capital by $160,000. The debentures are secured by the assignment of one of the CompanyOs restaurant leases and a lien on the CompanyOs tangible personal property located at that restaurant.
      The carrying amounts reported in the balance sheet for debt approximate fair value, as estimated using discounted cash flow analyses, based on the CompanyOs current incremental borrowing rates for similar types of borrowing instruments.

Note C - Income Taxes

Significant components of the CompanyOs deferred tax assets and liabilities are as follows:

                                                                June 29, 1997
Deferred tax assets:
     Net operating loss carryforwards                            $459,000
     Tax credit carryforwards                                     642,000
     Reserves                                                     167,000
     Property                                                     230,000
     Other - net                                                   62,000
          Total deferred tax assets                             1,560,000
     Valuation allowance for deferred tax assets               (1,372,000)
                                                                  188,000
Deferred tax liabilities:
     Prepaid and deferred costs                                   (78,000)
          Net deferred tax assets                                $110,000

     The following is a reconciliation of income taxes at the Federal statutory rate of 34% to income taxes reported in the statements of operations based on loss before income taxes:

                                                                 June 29, 1997  June 30, 1996

Income tax benefit at the Federal statutory rate                   $(152,000)     $(6,000)
State taxes, net of Federal deductions                               (24,000)      (1,000)
Tax credits                                                         (117,000)     (16,000)
Miscellaneous items not deductible for Federal income taxes
                                                                      41,000       36,000
Change in valuation allowance                                        252,000     (13,000)

Income Taxes                                                        $______-     $______-

      At June 29, 1997, for federal income tax purposes, the Company had net operating loss carryforwards of approximately $1,164,000 and investment and jobs tax credits carryforwards of approximately $633,000. These carryforwards expire beginning in 1999.
      The Company has provided a valuation allowance for deferred tax assets, which may not be realized through future taxable income and the reversals of taxable temporary differences.

Note D - Leases

      The Company leases nineteen restaurant facilities and its corporate headquarters under noncancelable operating lease agreements with initial lease terms expiring between 1998 and 2011. Eighteen of the restaurant leases have remaining renewal options, and fifteen provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not material in any year. Some of the leases also have varying escalation clauses based either on fixed dollar increases, a percentage of the previous minimum annual rental, or the consumer price index. Amortization of assets recorded under capital leases is included in depreciation expense.
      The Company subleases four restaurant facilities it previously operated under noncancelable sublease agreements with lease terms expiring from 1998-2011. During the fourth quarter of 1997, the Company recorded a reserve of $260,000 for the difference between anticipated sublease income and the Company's minimum commitment under these leases. This reserve is included in deferred revenue and other liabilities.
      Future minimum lease and sublease payments were as follows at June 29, 1997:

                     Operating    Sublease       Net        Capital
                       Lease                                 Leases
1998                $1,407,000    $338,000    $1,069,000    $162,000
1999                 1,224,000     231,000       993,000     146,000
2000                 1,171,000     233,000       938,000      73,000
2001                 1,069,000     265,000       804,000      61,000
2002                   965,000     265,000       700,000       3,000
Thereafter           4,355,000   1,313,000     3,042,000           -
                   $10,191,000  $2,645,000    $7,546,000    $445,000

      Rent expense for real estate on all the CompanyOs operating leases was $1,441,000 in 1997 and $1,410,000 in 1996.

      Included in Property, Equipment and Other are assets subject to capital leases of:

                                        June 29, 1997
Equipment                               $1,102,000
Accumulated Amortization                (600,000)
                                        $502,000

Note E - Related Party Transactions

      The Company is affiliated with L.B.G., Inc., through common ownership. L.B.G., Inc. reimburses the Company for accounting and administrative services based on the gross sales of each company. The amounts reimbursed in 1997 and 1996 were immaterial. At June 29,
1997, L.B.G. owed the Company $258,000 for food, rent supplies and services of which $180,000 was repaid subsequent to year end. The remaining balance of $78,000 was converted to an unsecured note which bears interest at prime plus 2% and is due in monthly installments of $1,314.
      The Company owns a 26.6% interest in LaMexiCo, L.L.C., a limited liability company, that operates a franchised Cucos in Metairie, Louisiana. The Company also manages the restaurant for LaMexiCo, L.L.C., and receives 4% of net sales as compensation. The undistributed income from LaMexiCo, L.L.C. included in the Company's retained earnings was $9,000 at June 29, 1997. The restaurant opened under the development rights previously owned by L.B.G. Inc. L.B.G. Inc. currently owns 21.6% of LaMexiCo, L.L.C. LaMexiCo, L.L.C. owed the Company $17,000, which is paid current, for management fees, royalties and other expenses.
       The following summarizes the Company's relationships with LaMexiCo, L.L.C.

                                                1997           1996

Royalties received                           $54,000      $51,000
Management fees received                     $80,000      85,000
Receivable Outstanding at year end           $17,000      $15,000
Equity in earnings                           $25,000      $26,000

      LaMexiCo, L.L.C. summarized financial information (based on the investee's fiscal year ending April of each year):

                                        1997          1996
Balance Sheet
          Total Liabilities            $253,000     $220,000
          Members Equity                777,000      765,000
          TOTAL ASSETS               $1,030,000     $985,000

Statement of Income
          Revenues                   $1,834,000   $1,840,000
          Net Income                   $115,000      $99,000

      The Company leases the land, building and improvements for one Company-owned restaurant from a director. The primary term of the lease was 15 years and expires in 2000 with an option to renew for 15 years. The Company paid rent of $122,000 in 1997 and 1996.
      The Company has agreements with Brothers Video, Inc., an affiliated company, to supply video poker machines in nine Cucos restaurants  located  in Louisiana. The term of each  agreement  is  5 years.  The  Company  has the option to renew each  contract  for  two additional years.
      Under the agreements the Company shares in the gross device revenues less state franchise fees and receives 65% of the net receipts during the first two years of the term and 70% thereafter. The Chairman and Chief Executive Officer of the Company is the sole stockholder of Brothers Video, Inc. At June 29, 1997, the Company had a current accounts receivable from Brothers Video, Inc. of $36,000 for video poker revenues earned. The Company's share of video poker revenues, included in sales of food and beverages, was 2.6% and 2.7% of sales of food and beverages in 1997 and 1996 respectively.
      The President of the Company owns an interest in two franchise companies which operate two of the Company's franchised restaurants. The Company received royalties of $12,000 in 1997 and $2,400 in 1996 from these two companies. These franchise companies owe the Company $12,000 at June 29, 1997, which is paid current.
      The convertible debenture holders have been granted development rights to open restaurants in certain areas of Louisiana and Mississippi, which are subject to separate development agreements. No restaurants were opened in 1997 under these agreements.
      Also see Note B for a description of issuance of $500,000 of non interest bearing convertible debt to related parties. At various times during 1997 two officers made advances to the Company totaling $179,000 of which $148,000 has been repaid. The high balance outstanding during the year was $90,000. See Note B.

Note F - Stock Options

     The Company's 1993 Incentive Stock Option Plan has authorized the grant of options to directors and management personnel for up to 509,000 shares of the Company's common stock. The option price of each incentive stock option granted may not be less than 100% of the fair market value of the Common Stock at date of grant. No minimum option price is required for nonqualified stock options, but the CompanyOs policy is that these options will not be granted with an exercise price of less than the fair market value of the Common Stock at the date of grant. All options granted have 10 year terms and vest and become exercisable in four equal annual installments beginning one year after the grant date.
      The following table summarizes options outstanding for 1997. The weighted average contractual life is 10 years.

                                                              Weighted
                                                Shares       Avg. Price
     Outstanding at beginning of year        395,000        $1.67
     Granted/Converted                       244,000        $1.32
     Forfeited/Converted                     (269,000)      $1.73
     Exercised                               -              -
     Outstanding at end of year              370,000        $1.40
     Exercisable at end of year              251,000
     Exercise Price                                          $1.18-$1.94

      The weighted average remaining contractual life of the options outstanding is 8.5 years. The weighted average fair value of options granted during the year was $1.00 per share.
      The Company's 1983 Plan expired in 1993 and has been replaced by the 1993 Plan. In June 1997, all option holders under the 1983 Plan were permitted to convert all of the outstanding options (212,000) to options issued under the 1993 Plan. All options outstanding were converted and were immediately vested and exercisable.
     Pro forma information regarding net income and earnings per share is required by FASB Statement 123, Accounting for Stock Based Compensation, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to June 1995, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.3% and 5.9%; no dividends; volatility factors of the expected market price of the Company's common stock of .54 and
 .48; and a weighted-average expected life of the options of 5 years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information). Pro forma 1997 income was significantly impacted by the modification of the options granted under the 1983 Plan.

                                         1997           1996
     Pro forma net loss               ($662,000)      ($20,000)
     Pro forma loss per share           ($.31)         ($.01)


Note G - Per Share Amounts

      Per share amounts are based on the weighted average number of shares of Common Stock and dilutive common stock equivalents outstanding. Common stock equivalents were anti-dilutive in 1997 and 1996. The Financial Accounting Standards Board has issued FAS 128, Earnings Per Share, which will be effective in the period ending December 1997. The adoption of this pronouncement will have no impact on the Company's 1996 or 1997 reported per share amounts.

Note H - Franchise Operations

      In addition to its company-owned restaurants, the Company had seven franchised restaurants in operation at the end of 1997. During 1997 one franchised restaurant opened and no franchised restaurants closed. During 1996, one franchised restaurant opened and three closed.

Note I - ShareholdersO Rights Agreement

     In 1989 the Company declared a distribution of rights to purchase the CompanyOs Common Stock at a rate of one right for each outstanding share of the CompanyOs Common Stock. The rights were issued in February 1990. The rights are not exercisable until ten days following the occurrence of one of the following events: 1) acquisition by a group or person of 15% or more of the CompanyOs Common Stock, or 2) an announcement by a potential acquirer of a tender or exchange offer that would result in the ownership of 15% or more of the CompanyOs Common Stock. Once exercisable, unless redeemed earlier by the Company, each right entitles the holder to buy $12 worth of shares of the CompanyOs Common Stock for an exercise price of $6. The Company may redeem the rights at $.01 per right at any time until 10 days after 15% or more of the CompanyOs Common Stock is acquired by a person or group. The rights will expire on December 31, 1999.

Note J - Defined Contribution Plan

     The Company sponsors a defined contribution savings plan which is available to substantially all employees. Eligible employees may contribute up to 20% of their compensation. The Company contributes an additional amount to the plan equal to 15% of employee contributions up to 5% of compensation. Company contributions were $15,000 and $10,000 in 1997 and 1996, respectively.

Note K - Contingencies

      The Company has various lawsuits arising from its normal operations. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Note L - Assets Held For Sale

     During the fourth quarter of 1997, the Company decided to dispose of certain equipment from closed restaurants because this equipment, which had a carrying value of $302,000, no longer met the Company's specifications. The Company plans to sell this equipment in 1998. It has recorded the equipment at its estimated salvage value net of costs to sell. Accordingly, the Company recorded an impairment loss of approximately $200,000, which is included in losses related to closed units and asset impairment.

           Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Cucos Inc.

      We have audited the accompanying balance sheet of Cucos Inc. as of June 29, 1997, and the related statements of operations, shareholdersO equity, and cash flows for each of the two years in the period ended June 29, 1997. These financial statements are the responsibility of the CompanyOs management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cucos Inc. at June 29, 1997, and the results of its operations and its cash flows for each of the two years in the period ended June 29, 1997, in conformity with generally accepted accounting principles.
      As discussed in Note B, the Company has restated its 1996 financial statements to recognize interest expense for the discount feature of the debentures convertible into common stock at a discount to market price.


New Orleans, Louisiana                  ERNST & YOUNG LLP
September 11, 1997


                        Cucos Inc. - Stock Data

      The CompanyOs common stock is traded on The NASDAQ Small-Cap Market under the symbol CUCO. The following table sets forth the range of the high and low bid and ask prices for each of the quarters indicated for fiscal 1997 and fiscal 1996.

Fiscal 1996                                 High Bid-Ask         Low Bid-Ask
1st Quarter ended 10/22/95                  1 1/2-1 5/8            1-1 3/8
2nd Quarter ended 1/14/96                   1 3/4-1 3/4          1 1/8-1 3/8
3rd Quarter ended 4/7/96                    1 1/2-1 1/2          1 1/8-1 1/8
4th Quarter ended 6/30/96                   1 5/8-1 5/8          1 1/8-1 1/8

Fiscal 1997                                 High Bid-Ask         Low Bid-Ask
1st Quarter ended 10/19/96                  1 3/8-1 5/8          1 1/4-1 1/4
2nd Quarter ended 1/11/97                   1 1/2-1 5/8          1 1/8-1 1/4
3rd Quarter ended 4/5/97                    1 3/8-1 5/8         1 1/4-1 5/16
4th Quarter ended 6/29/97                   1 3/8-1 1/2         1 3/16-1 1/4

      On September 17, 1997, the closing bid and ask prices for Cucos common stock were 1 3/8 bid and 1 3/8 ask.
      The foregoing quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.
      Since becoming a public company, Cucos Inc. has paid no cash dividends and has no present intention of paying dividends, but rather will retain its earnings to provide funds for expansion of its business and other corporate purposes.
       Approximate number of shareholders (including beneficial shareholders through nominee registration) as of September 9, 1997:
1,082
Market makers: Herzog, Heine, Geduld, Inc., Legg Mason Wood Walker Inc., Paragon Capital Corp. and Morgan, Keegan & Company.

Board of Directors                                Officers

Vincent J. Liuzza, Jr.                            Vincent J. Liuzza, Jr.
Founder, Chairman of the Board since              Founder, Chairman of the
1981.                                             Board of Cucos Inc. since
Committees: Executive, Audit,                     1981. Chairman and other
Compensation, Stock Option                        Offices-L.B.G. Inc.,
Chairman-Executive                                (formerly Sizzler Family
                                                  Steakhouses of Southern
Frank J. Ferrara                                  Louisiana, Inc.) since 1969.
Director since 1996. Managing Partner
-                                                 Thomas J. Grace
Ferrara & Ferrara since 1982.                     Secretary since 1983 and
Committees: Stock Option, Audit,                  General Counsel since 1992.
Compensation
Chairman-Compensation.                            Elie V. Khoury
                                                  President since July 1996.
Elie V. Khoury                                    Vice President-Operations
President since July 1996.                        (1990-1996)
Vice President-Operations  (1990-1996)            Executive Director of
Executive Director of Operations (1989-           Operations (1989-1990).
1990). District Supervisor (1985-                 District Supervisor (1985-
1989).                                            1989).

Thomas J. Grace                                   Glenda T. Liuzza
Founder and Secretary since 1983.                 Founder, Vice President
General Counsel since 1992. Committee:            Concept Development since
Executive.                                        1985. Director of Marketing
                                                  (1983-1985).
David M. Liuzza
Founder and Director since 1995.
President and other offices of L.B.G.,            Consultants to the Board
Inc., formerly Sizzler Family
Steakhouses of Southern Louisiana,                Richard E. Butler
Inc. since 1969. President-LaMexiCo,              Consultant  since 1994
L.L.C., a franchisee of the Company               Formerly Executive Vice-
since 1994. Committee: Executive                  President - El Torito
                                                  Mexican Restaurants
Sidney C. Pulitzer
Director since 1983. Chairman-Wemco               Kenneth F. Reimer
Inc., a manufacturer of menOs neckwear            Consultant since 1994
and sportswear since 1985. Committees:            Formerly President and CEO -
Compensation, Stock Option and Audit              Roma Corporation, operator
Chairman-Audit.                                   of Tony RomaOs, A Place for
                                                  Ribs.
Miguel Uria
Director since 1983. President-Oro
Financial, a registered broker/dealer
since 1988. Prior to 1988, Mr. Uria
served as First Vice President of
Howard, Weil, Labouisse, Friederichs
Incorporated, an investment banking
firm. Committees: Compensation and
Stock Option
Chairman-Stock Option


                         Corporate Information

Transfer Agent
     ChaseMellon Shareholders Services, L.L.C.
     Ridgefield Park, New Jersey

Securities Counsel
     Drinker Biddle & Reath, LLP
     Philadelphia, Pennsylvania

Independent Auditors
    Ernst & Young LLP
    New Orleans, Louisiana

Corporate Office
     110 Veterans Blvd., Suite 222
     Metairie, Louisiana 70005
     504-835-0306

NASDAQ Symbol: CUCO

Annual Meeting
     The annual meeting of shareholders will be held at Cucos Border Cafe, 3000 Veterans Boulevard, Metairie, Louisiana, at 3:00 p.m. on Thursday, December 11, 1997.

Form 10-KSB
     A copy of Form 10-KSB, the CorporationOs annual report to the Securities and Exchange Commission, can be obtained without charge by writing or faxing your request to:

          Cucos Inc.
          Attn:  Investor Relations
          110 Veterans Blvd., Suite 222
          Metairie, Louisiana 70005
          Fax No. 1-504-836-3194

Form 10-QSB
     A copy of Form 10-QSB, the CompanyOs quarterly report to the Securities and Exchange Commission, can be obtained without charge by faxing your request to:

          Cucos Inc.
          Attn. Investor Relations
          Fax No. (504) 836-3194